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                              March 13, 2023

       Richard G. Stewart, Jr.
       President and Chairman
       WeSave, Inc.
       24254 Main Street
       Newhall, CA 91321

                                                        Re: WeSave, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed February 23,
2023
                                                            File No. 024-12085

       Dear Richard G. Stewart, Jr.:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Securities Being Offered
       Revenue Sharing, page 41

   1. Please disclose in detail how you will calculate the Coalition Marketing Fees and add a representative example
of the calculation. In addition, elsewhere in the offering statement where you discuss the
Coalition Marketing Fees, please add a cross-reference to the aforementioned
calculation and example.
   2.                                                   Regarding the
percentage of the retail price of a product that will be used in the calculation of the
Coalition Marketing Fees, please disclose what you estimate the average percentage will be and,
if feasible, please disclose the range of percentages you anticipate
 Richard G. Stewart, Jr.
WeSave, Inc.
March 13, 2023
Page 2
      using. In this regard, we note you disclose the percentage could be up to 10% of the retail price of a product. Please make conforming revisions throughout the offering statement.
3. Regarding the 48-month collection period, please clarify here whether this means no
      Coalition Marketing Fees revenues would be distributed to investors during this period.
      Please make conforming revisions throughout the offering statement. In addition, if no such revenues would be distributed during the 48-month collection period, please add appropriate risk factor disclosure addressing the risk of
non-distribution.
4. Regarding the 48-month collection period, please clarify here whether distributable revenues would accrue during this period such that any amounts distributed to investors would include any amounts accrued during such period.
5. Please clarify what the starting date will be for purposes of calculating the commencement of the 10-year program. In addition, with respect to the commencement date of the
      program, please clarify what you mean by    unless otherwise modified by
the Company.
      If you have the unilateral ability to modify the duration of the program, please disclose this, disclose how you would notify investors of such changes, and add appropriate risk factor disclosure addressing the risks associated with such ability.
6. Please clarify whether investors have any audit or similar rights in respect of the RSUs. If you are not providing such rights, please disclose this clearly and address what remedies an investor might have who disputes your calculations. In addition, please add appropriate risk factor disclosure addressing this risk.
General

7. We note your response to comment 1. Please provide us with your detailed legal analysis as to whether the ERUs and RSUs are security-based swaps. See Section 3(a)(68) of the
      Exchange Act. See also Rule 194 under the Securities Act.
       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                            Sincerely,
FirstName LastNameRichard G. Stewart, Jr.
                                                            Division of
Corporation Finance
Comapany NameWeSave, Inc.
                                                            Office of Trade &
Services
March 13, 2023 Page 2
cc:       J. Martin Tate
FirstName LastName